Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated January 17, 2011

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Ultrapar announces its investment plan for 2011

São Paulo, January 17th, 2011 – ULTRAPAR PARTICIPAÇÕES S.A. (“Ultrapar”) announces its investment plan for 2011, approved by the Board of Directors.

Ultrapar’s investment plan for 2011, excluding acquisitions, amounts to R$ 1,044 million and aims at growth through increased scale, technological differentiation and productivity gains, as well as modernization of existing operations. The increase in investments over 2010 reflects opportunities arising from the continued economic dynamism in Brazil and the implementation of strategic initiatives specific to each business unit.

Organic investment plan for 2011¹	R$ million
Ultragaz	171
Ipiranga	548
Oxiteno	153
Ultracargo	146
Other²	26
Total	1,044
1 Net of disposals 2 Includes mainly RPR and corporate IT services

At Ultragaz, investments will be mainly dedicated to the expansion of UltraSystem (small bulk), as a result of the higher level of economic activity and the perspective of capturing new clients, to the expansion and modernization of filling plants and to the replacement of LPG bottles and tanks. At Ipiranga, investments will be directed to the expansion and renewal of its service stations and franchises network and of its facilities, focusing the expansion in the Mid-West, Northeast and North regions of Brazil. Out of Ipiranga’s total investment budget, R$ 520 million refer to additions to property, plant, equipment and intangible assets, and R$ 29 million refer to financing to clients, net of repayments. At Oxiteno, the significant reduction in investments reflects the conclusion of an expansion cycle, with R$ 87 million directed for the completion of expansions underway, notably the ethylene oxide unit at Camaçari, adding 90,000 tons/year to the current capacity. Ultracargo’s investments will be directed to expansions in the terminals of Santos, Suape and Aratu, adding 98,000 cubic meters to Ultracargo’s storage capacity, an addition equivalent to 15% of its current capacity, with start-ups scheduled for 2011 and 2012.

André Covre
Chief Financial and Investor Relations Office
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2011
ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Covre
	Name:	Andre Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement)